Exhibit 99.1

CONTACT

Edward Wong, Chief Financial Officer

011-852-2810-7205 or cfo@chnr.net

FOR IMMEDIATE RELEASE

CHINA NATURAL RESOURCES’ SUBSIDIARY ENTERS INTO

BANK FINANCING ARRANGEMENT

HONG KONG, July 7, 2009 – CHINA NATURAL RESOURCES, INC. (NASDAQ: CHNR), a company incorporated in the British Virgin Islands, today announced that Bayannaoer Feishang Copper Company Limited, the Company’s indirect 60%-owned subsidiary based in the People’s Republic of China, had entered into a series of agreements relating to a RMB250 million (approximately US$36.59 million) bank loan from The People’s Bank of China, Shenzhen Branch. Feishang Copper is principally engaged in the smelting and refining of blister/ anode copper and sulfuric acid for distribution in the PRC. The purpose of the bank loan is to finance the operation of Feishang Copper.

The principal amount of the loan is to be repaid in RMB50 million (approximately US$7.32 million) installments, during the period from October 1, 2010 through July 1, 2013, when the then outstanding principal amount of the Bank Loan is due and payable. Interest on the loan is payable quarterly, commencing September 21, 2009, at the base lending rate of The People’s Bank of China from time-to-time in effect (currently 5.76% per annum). The bank loan is secured by all of the land, building and plant and machinery of Feishang Copper, and repayment of the loan has been guaranteed by Mr. Li Feilie (the Company’s Chairman, Chief Executive Officer and principal beneficial owner), Feishang Copper and by Anhui Wuhu Port Storage and Transportation Co Ltd, a related party through common control by Mr. Li Feilie. The primary borrower under the loan agreements is Shenzhen Feishang Enterprise Co Ltd (“Shenzhen Feishang”), a related party through common control by Mr. Li Feilie. Shenzhen Feishang has agreed to serve as primary borrower in order to meet the bank’s lending policies, and will disburse the loan for use by Feishang Copper.

Mr. Feilie Li, the Company's Chairman, commented on the loan: “Following the PRC government’s unveiling of a RMB4 trillion economic stimulus package in November 2008, it is generally expected that the prospects for the PRC copper market will soon be revived. This loan, which bears a relatively lower interest cost, signifies the bank’s recognition of the Company’s copper smelting business and relatively low debt position. We will continue our acquisitions strategy in coal and non-ferrous metal/ iron projects.”

For the convenience of the reader, amounts in Renminbi (“RMB”) have been translated into United States dollars (“US$”) at the rate of US$1.00=RMB6.8319 quoted by The People’s Bank of China as at June 30, 2009. The RMB is not freely convertible into foreign currencies and no representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate, or at all.

This press release includes forward-looking statements within the meaning of federal securities laws. These forward-looking statements are based upon assumptions believed to be reliable, but involve risks and uncertainties that may cause actual results of operations to differ materially from the forward-looking statements. Among the risks and uncertainties that could cause our actual results to differ from our forward-looking statements are our intent, belief and current expectations as to business operations and operating results of the Company, uncertainties regarding the governmental, economic and political circumstances in the People’s Republic of China, risks and hazards associated with the Company’s mining activities, uncertainties associated with ore reserve estimates, uncertainties associated with metal and coal price volatility, uncertainties associated with the Company’s reliance on third-party contractors and other risks detailed from time to time in the Company’s Securities and Exchange Commission filings. Although the Company’s management believes that the expectations reflected in forward-looking statements are reasonable, it can provide no assurance that such expectations will prove to be accurate.